ASX/Media Release

IMMUTEP GRANTED JAPANESE PATENT FOR IMP761,

A FIRST-IN-CLASS IMMUNOSUPPRESSIVE ANTIBODY TARGETING LAG-3

SYDNEY, AUSTRALIA – 6 July 2022 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, is pleased to announce the grant of a new patent (number 7074341) entitled “Anti-LAG-3 Antibodies” by the Japanese Patent Office.

This new Japanese patent follows the grant of the equivalent European patent announced in October 2020. The claims of the patent are directed to Immutep’s pre-clinical product candidate IMP761, pharmaceutical compositions comprising IMP761, and the use of the compositions in the treatment of T-cell mediated inflammatory and autoimmune diseases. The expiry date of the patent is 1 September 2036.

Immutep CEO, Marc Voigt stated: “We continue to take important steps to protect our pre-clinical candidate IMP761, which is the first product candidate to act as a LAG-3 agonist, a novel mechanism of drug action that we believe can act directly to treat the root cause of autoimmune diseases. Of course, the LAG-3 immune control mechanism has attracted a great deal of attention in recent months because of the approval by the FDA of the first LAG-3 related product in immuno-oncology. With deep expertise in LAG-3 biology, four LAG-3 product candidates in development, and a comprehensive patent estate, Immutep is well placed to make important contributions to this rapidly emerging field of immunotherapy - in both cancer and autoimmune diseases.”

Immutep CSO and CMO, Dr. Frederic Triebel also stated: “We have been making good progress in advancing IMP761 towards clinical testing and, in recent months, have been working closely with Northway Biotech to develop a GMP compliant manufacturing process using the cell line developed by Batavia BioSciences. It is also good to see continued progress in building our patent estate around this innovative LAG-3 candidate.”

About IMP761

IMP761 is a first-in-class immunosuppressive agonist antibody to LAG-3. As a targeted immunosuppressive antibody, IMP761 has the potential to address the root cause of autoimmune diseases by specifically silencing autoimmune memory T cells that accumulate at the disease site and which express LAG-3 as an “exhaustion marker” after being repeatedly stimulated with dominant self-peptides.

In early 2019, Immutep reported encouraging pre-clinical results from its studies with IMP761. The in vivo studies showed that IMP761 decreases inflammatory T cell infiltration induced by intra-dermal injection of an antigen. These findings were published in the Journal of Immunology in January 2020. Additional pre-clinical research findings from a juvenile arthritis ex vivo model were published in Pediatric Research in May 2021. In these studies, IMP761 was shown to decrease effector T cell cytokine secretion.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889

In December 2021, Immutep announced that it had appointed Northway Biotech to develop a GMP compliant manufacturing process and to manufacture IMP761 in large scale bioreactors, ahead of the commencement of clinical testing of the candidate in autoimmune diseases. The process will use a pharmaceutical-grade, stable CHO cell line developed by Batavia Biosciences that has been shown to produce high product yields in a small-scale setup.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889